UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

FIRST TRINITY FINANCIAL CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

33719Q 20 4

(CUSIP Number)

☐	Solicitation Pursuant to § 240.14a-2(b)(7)

☐	Solicitation Pursuant to § 240.14a-2(b)(8)

☐	Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

☒	Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant’s Governing Documents

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS Gregg E. Zahn
2

MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE)

Gregg E. Zahn

c/o First Trinity Financial Corporation

7633 E. 63rd Place, Suite 230

Tulsa, Oklahoma 74133-1246

3

AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

The Reporting Person is entitled to vote 100,000 shares of Class B Common Stock that votes as a single class in the election of a majority of the Issuer’s board of directors. All holders of the Class B Common Stock have a total of 101,102 votes. The Reporting Person is also entitled to vote 636,366 shares of the Issuer’s Class A Common Stock which votes on the minority of the Issuer’s board of directors. There are 9,384,340 shares of Class A Common Stock issued and outstanding as of the date hereof entitled to one vote each.

4

NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

The Reporting Person is entitled to vote 100,000 shares of Class B Common Stock that votes as a single class in the election of a majority of the Issuer’s board of directors. All holders of the Class B Common Stock have a total of 101,102 votes. The Reporting Person is also entitled to vote 636,366 shares of the Issuer’s Class A Common Stock which votes on the minority of the Issuer’s board of directors. There are 9,384,340 shares of Class A Common Stock issued and outstanding as of the date hereof entitled to one vote each.

SCHEDULE 14N

Item 1(a). Name of Registrant

First Trinity Financial Corporation, an Oklahoma corporation (the “Issuer”).

Item 1(b). Address of Registrant’s Principal Executive Officers

The address of the principal executive offices of the Issuer is:

7633 East 63rd Place, Suite 230

Tulsa, Oklahoma 74133-1246

Item 2(a). Name of Person Filing

Gregg E. Zahn (the “Reporting Person”). Mr. Zahn is filing this Schedule 14N in his capacity as a shareholder of the Issuer. Mr. Zahn is presently a director and the chairman, President and Chief Executive Officer of the Issuer.

Item 2(b). Address or Principal Business Office or, If None, Residence

For the Reporting Person:

c/o First Trinity Financial Corporation

7633 E. 63rd Place, Suite 230

Tulsa, Oklahoma 74133-1246

Item 2(c). Title of Class of Securities

Class A Common Stock, $0.01 par value and Class B Common Stock, $0.01 par value

Item 2(d). CUSIP No.

33719Q 10 5 Class A

33719Q 20 4 Class B

Item 3. Ownership

(a)

Securities entitled to be voted on the election of directors includes 101,102 shares of Class B Common Stock that votes as a single class on the election of a majority of the Issuer’s board of directors. The Reporting Person owns of record and beneficially 100,000 shares of Class B Common Stock. The Reporting Person also owns of record and beneficially and has the right to vote 636,366 shares of the Issuer’s Class A Common Stock (of a total of 9,384,340 shares of Class A Common Stock outstanding as a of the date hereof) in the election of the minority members of the Issuer’s board of directors.

(b)

All of the foregoing securities disclosed by the Reporting Person in (a) of this Item 3 are voting securities entitled to one vote per share. Pursuant to the Issuer’s governing documents, the 101,102 shares of Class B Common Stock vote as a single class on the election of a majority of the Issuer’s board of directors. The Reporting Person owns of record and beneficially and has the right to vote 100,000 shares of the Class B Common Stock. The Reporting Person also owns of record and beneficially and has the right to vote 636,366 shares of the Issuer’s Class A Common Stock (of a total of 9,384,340 shares of Class A Common Stock outstanding as of the date hereof) in the election of the minority members of the Issuer’s board of directors.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)

The aggregate voting stock owned by the Reporting Person as set forth in this Item 3 is 100,000 shares of Class B Common Stock that votes as a single class the election of a majority of the Issuer’s board of directors. There are a total of 101,102 shares of Class B Common Stock outstanding as of the date hereof. The Reporting Person also has the right to vote 636,366 shares of the Issuer’s Class A Common Stock (of a total of 9,384,340 shares of Class A Common Stock outstanding as a of the date hereof) in the election of the minority members of the Issuer’s board of directors.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

The Reporting Person is the registered and beneficial owner of the Issuer’s Class A and Class B attributable to him under Item 3 above.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a) The Reporting Person has nominated each of Bill H. Hill, Will W. Klein, Gerald J. Kohout, William S. Lay and Gary L. Sherrer (collectively, the “Nominees” and each a “Nominee”) to the Board of Directors (the “Board”) of the Issuer at its forthcoming 2022 annual meeting of shareholders (the “Annual Meeting”). The Nominees have consented to be named in the Issuer’s proxy statement and form of proxy and, if elected, to serve on the Issuer’s board of directors.

(b)-(d)

The participants in the solicitation are expected to be the Issuer, the Reporting Person and each Nominee (collectively, the “Participants” and each a “Participant”). The nomination of the Nominees is to be made in the Issuer’s proxy materials pursuant to the proxy access procedures set forth in the Issuer’s Amended and Restated Articles of Incorporation and Nomination and Corporate Governance Charter. The cost of distribution thereof shall be borne by the Issuer.

The business address of the Issuer and the Reporting Person is c/o First Trinity Financial Corporation, 7633 E. 63rd Place, Suite 230, Tulsa, Oklahoma 74133-1246. The addresses of the Nominees and Reporting Person are as follows:

Bill H. Hill, Route 1 Box 5253, Antlers, Oklahoma 74523

Will W. Klein, 8211 East Adobe Drive, Scottsdale, Arizona 85255

Gerald J. Kohout, 307 El Paseo Street, Denton, Texas 76205

William S. Lay, 20300 Leopard Lane, Estero, Florida 33928

Gary L. Sherrer, 5901 Woodlake Drive, Stillwater, Oklahoma 74074

Gregg E. Zahn, 9473 East 108th Street South, Tulsa, Oklahoma 74133

Information relating to each of the Nominees and Reporting Person is set forth below.

The following sets forth information concerning the nominees for election as directors by Class B Shareholders at the Annual Meeting and of the Reporting Person, including information as to each nominee’s age as of the Record Date, position with the Company and business experience.

			Director
Name of Nominee	Age	Position/Principal Occupation	Since
William S. Lay (3) (4)	82	Director; Vice President and Chief Investment Officer of First Trinity	2007
Bill H. Hill (1) (2)	81	Director; Former President of Eastern Oklahoma State College	2004
Gary L. Sherrer (1) (3)	73	Director; Former Assistant Vice President, Division of Agricultural Sciences and Natural Resources for Oklahoma State University Foundation	2004
Will W. Klein (1) (2)	89	Director; Insurance Company Chief Executive Officer	2011
Gerald J. Kohout (1) (2)	81	Director; Former Officer and Director of Life and Health Insurance Companies	2015

			Director
Name of Reporting Person	Age	Position/Principal Occupation	Since
Gregg E. Zahn (4)	60	Director; Chairman, President and Chief Executive Officer of First Trinity	2004

(1)    Member Audit Committee

(2)    Member Compensation Committee

(3)    Member Nominating and Corporate Governance Committee

(4)    Member Investment Committee

The following is a brief description of the previous business background of the Reporting Person and the directors to be voted upon by the Class B shareholders.

Gregg E. Zahn has been a member of the Board of Directors since inception in 2004. He is President, Chief Executive Officer and Chairman of the Board of Directors of First Trinity. He has been President and Chief Executive Officer since October 2007 and became Chairman in 2011. From 2004 until October 2007 he was First Trinity’s Director of Training and Recruiting. He is President, Chief Executive Officer, Chairman and Director of Trinity Life Insurance Company (“TLIC”) and Trinity Mortgage Corporation (“TMC”) and has served in those positions since October 2007. He was Executive Vice President of First Life America Corporation of Topeka, Kansas (acquired in 2008 and merged with TLIC in 2009) from December 2008 until August 2009. He became Chairman, Chief Executive Officer and Director of Family Benefit Life Insurance Company (“FBLIC”) in December 2011. He became Chairman of Texas Republic Capital Corporation (“TRCC”) in 2012. He is also Chairman of Royalty Capital Corporation (“RCC”) since its inception in 2013. Between 1997 and March 2004, Mr. Zahn served as Marketing Vice President of First Alliance Insurance Company of Lexington, Kentucky and as Assistant to the President of First Alliance Corporation and Mid American Alliance Corporation. He was President of Alliance Insurance Management from 2001 to 2003.

Bill H. Hill has been a member of the Board of Directors since inception in 2004. He also serves as a Director of TLIC, FBLIC and TMC. He was President of Eastern Oklahoma State College, in Wilburton, OK from 1986-2000. He retired in 2000 and has been a rancher since that time.

Will W. Klein has been a member of the Board of Directors since 2011. He also serves as a Director of TLIC, FBLIC and TMC. He has been Chief Executive Officer of SkyMed International, Inc. since 1993. Mr. Klein was named to The Order of Canada in 1983, the country’s highest civilian honor.

Gerald J. Kohout has been a member of the FBLIC Board of Directors since 2013. He also has served as a Director of FTFC, TLIC and TMC since 2015 and TRCC since 2021. He is a retired officer and director of numerous life and health insurance companies spanning a period of several decades. Mr. Kohout has extensive experience in the administrative operations of life and health insurance companies with significant experience in business mergers, acquisitions, logistics and reorganizations.

William S. Lay has been a member of the Board of Directors since 2007. He has been First Trinity’s Vice President, Chief Investment Officer since March 2011 and served as Chief Financial Officer from April of 2007 through June 2010 and Secretary and Treasurer from April 2007 through March 2011. He also serves as an Officer and Director of TLIC, FBLIC, TMC, TRCC and RCC. For the past six years, Mr. Lay has been a financial officer and business consultant, specializing in corporate financial and consulting services for small sized entrepreneurial companies. Prior to that, Mr. Lay was an officer and director of numerous life insurance companies and also has experience in business acquisitions, mergers and reorganizations.

Gary L. Sherrer has been a member of the Board of Directors since inception in 2004 and in 2017 was appointed the Company’s Oklahoma Legislative Liaison. He is a Director of TLIC, FBLIC and TMC. He retired from Oklahoma State University where he was serving as Assistant Vice President for External Affairs for the Division of Agricultural Sciences and Natural Resources. Mr. Sherrer previously was Assistant Chief Executive Officer of KAMO Power, Oklahoma’s first Secretary of Agriculture, Oklahoma’s Commissioner of Agriculture, Oklahoma’s second and sixth Secretary of Environment and Director of Oklahoma’s Water Resources Board. He also served for four terms in the Oklahoma House of Representatives and in the United States Army as a combat medic in Vietnam.

Except as otherwise set forth in this Schedule 14N (including Exhibits A and B hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has exchanged any securities of the Issuer during the past two years except that the Reporting Person exchanged 100,000 shares of common stock for 100,000 shares of Class B Common Stock on March 12, 2020 and any purchase of the Issuer are summarized in Schedule B; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person other than the Issuer with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting other than the election of directors; (xii) no Participant holds any positions or offices with the Issuer except that the Reporting Person is the Issuer’s President and Chief Executive Officer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries.

With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above and elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates, and the Nominees or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Person and his affiliates and associates have no material interest in such nomination, including any anticipated benefit there from to the Reporting Person or any of his affiliates or associates.

(e) Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interests in any contract or agreement between the Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement), (2) material pending or threatened legal proceedings in which the Participants are a party, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) other material relationships between the Participants, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.

(f) The Participants are not publishing soliciting materials on any web site.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

Item 8. Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this notice on Schedule 14N is true, complete and correct.

Date: March 15, 2022

/s/ Gregg E. Zahn Gregg E. Zahn

EXHIBIT A

OWNERSHIP OF THE ISSUER’S SECURITIES BY EACH NOMINEE AND REPORTING PERSON AS OF THE DATE HEREOF

	Class A		Class B
Name	Number	Percentage of Ownership	Number	Percentage of Ownership
Gregg E. Zahn	636,366	6.78%	100,000	98.9%

Gary L. Sherrer	57,042	0.61%

Bill H. Hill	36,989	0.39%

William S. Lay	30,027	0.32%

Will W. Klein	13,021	0.14%

Gerald J. Kohout	3,121	0.03%

EXHIBIT B

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST TWO YEARS

CLASS A

Name	Nature of the Transaction	Amount of Securities Purchased / Dividend / (Sold) / (Transferred)	Date of Transaction

Gregg E. Zahn	Stock Dividend	49,910 shares Common Stock 10% Stock Dividend	12-15-2020

Gregg E. Zahn	Transfer	(100,000) shares Common Stock Transferred to Class B	03-16-2020

Gerald J. Kohout	Purchase	1,000 shares Common Stock Purchased	12-20-2019

Gerald J. Kohout	Stock Dividend	100 shares Common Stock 10% Stock Dividend	12-15-2020

Will W. Klein	Purchase	10,000 shares Common Stock Purchased	12-20-2019

Will W. Klein	Stock Dividend	1,000 shares Common Stock 10% Stock Dividend	12-15-2020

Gary L. Sherrer	Stock Dividend	5,002 shares Common Stock 10% Stock Dividend	12-15-2020

Bill H. Hill	Stock Dividend	3,179 shares Common Stock 10% Stock Dividend	12-15-2020

William S. Lay	Stock Dividend	2,205 shares Common Stock 10% Stock Dividend	12-15-2020

Gregg E. Zahn	Acquisition of Royalty	77,365 shares Common Stock Acquisition of Royalty	02-11-2022

Gerald J. Kohout	Acquisition of Royalty	2,021 shares Common Stock Acquisition of Royalty	02-11-2022

Will W. Klein	Acquisition of Royalty	2,021 shares Common Stock Acquisition of Royalty	02-11-2022

Gary L. Sherrer	Acquisition of Royalty	2,021 shares Common Stock Acquisition of Royalty	02-11-2022

Bill H. Hill	Acquisition of Royalty	2,021 shares Common Stock Acquisition of Royalty	02-11-2022

William S. Lay	Acquisition of Royalty	5,772 shares Common Stock Acquisition of Royalty	02-11-2022

EXHIBIT C

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST TWO YEARS

CLASS B

Name	Nature of the Transaction	Amount of Securities Purchased / Dividend / (Sold) / (Transferred)	Date of Transaction

Gregg E. Zahn	Transfer	100,000 shares Common Stock Transferred from Class A	03-16-2020